

April 15, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: J.P. Morgan Exchange-Traded Fund Trust
        Issuer CIK: 0001485894
        Issuer File Number: 333-191837/811-22903
        Form Type: 8-A12B
        Filing Date: April 15, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the JPMorgan BetaBuilders U.S. Aggregate Bond ETF, JPMorgan BetaBuilders USD Investment Grade Corporate Bond ETF, JPMorgan BetaBuilders U.S. Mid Cap Equity ETF and JPMorgan BetaBuilders U.S. Small Cap Equity ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, ETP Issuer Services